

November 23, 2011

<u>Via U.S. Mail</u>
Mr. Craig Frank
Chairman and Chief Executive Officer
Alternative Fuels America, Inc.
2131 Hollywood Boulevard, Suite 401
Hollywood, FL 33020

> **Re: Alternative Fuels America, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 27, 2011**
> **File No. 333-177532**

Dear Mr. Frank:

We have reviewed your registration statement and have the comments below. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the registration statement and the information that you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that Alternative Fuels America, Inc. or AFAI is registering up to 26,322,088 shares of common stock for resale by the selling stockholders named in the prospectus. We note also that AFAI is proposing to register the resale offering on a delayed or continuous basis under Rule 415. Given the size of the resale offering relative to the number of outstanding shares held by non-affiliates, we believe that this transaction may be a primary offering. Because AFAI does not appear to be eligible to conduct a primary offering on Form S-3, AFAI is ineligible to conduct a primary offering on a delayed, episodic, or at the market basis. If you disagree with our analysis, tell us why you believe that AFAI can rely on Rule 415(a)(1)(i) for this transaction. In your analysis, address these factors:

- The number and nature of the selling stockholders and the percentage of the overall offering made by each stockholder.

- The date on which and the circumstances under which each selling stockholder received its securities.

- The relationship of each selling stockholder to AFAI, including an analysis of whether the selling stockholder is an affiliate of AFAI.

- Any relationships among the selling stockholders.

- Whether any of the selling stockholders is in the business of buying and selling securities.

For guidance, refer to Question 612.09 in the Securities Act Rules section of our "Compliance and Disclosure Interpretations" on the Commission's website.

2. Disclosure indicates that AFAI is a development stage company involved primarily in development activities to date with limited assets, no revenues, no firm commitments for raising additional financing to implement its business plan, no operations, no manufactured products, and no definitive agreements to license or sell its products. These and other facts suggest that AFAI's proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419.

3. Disclose the specific factual basis for and the context of all AFAI's beliefs, understandings, estimates, and opinions. This pertains particularly to disclosure of all projections, statistics, and assertions. Unless AFAI can substantiate on a reasonable basis all projections, statistics, and assertions, please remove them. To the extent that AFAI relies on market analyses, please disclose whether the source is publicly available. If the source is not available for nominal or no charge, AFAI must provide consent for its use or adopt the information as its own. Also, provide us copies of all sources used for disclosure of statistics.

4. Tell us of any other registration statements of companies for which your officers, directors, and affiliates may have acted as promoters or in which they have a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officers and directors and these companies and their affiliates. Your disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies

that are still actively reporting with the Commission.

Cautionary Note Regarding Forward-Looking Statements, page 1

5. Since this offering is in essence AFAI's initial public offering, please delete the phrase "within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act of 1934, as amended." See Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Exchange Act. Alternatively, make clear that AFAI is ineligible to rely on the safe harbor provision for this offering.

Overview, page 2

6. We assume that the reference to "Phase Two" rather than to phase three in the seventh paragraph's last sentence is inadvertent. Please revise.

7. Clarify here and elsewhere that AFAI's strategic partnership agreement with Bioenergy Solutions of Central America is a memorandum of understanding. We note the memorandum of understanding filed as exhibit 10.4 to the registration statement.

8. Disclosure here and elsewhere that AFAI has concluded a lease options agreement with landowners in Costa Rica for a combined 5,000 hectares is inconsistent with disclosure in the agrarian parcel lease agreement filed as exhibit 10.3 to the registration statement that the lease is comprised of 1,000 hectares. Please reconcile the disclosures. Alternatively, if AFAI has concluded a lease options agreement for a combined 5,000 hectares, file the lease options agreement as an exhibit to the registration statement.

9. Clarify here and elsewhere that AFAI's cooperative agreement with United Biofuels of America is a memorandum of understanding. We note the memorandum of understanding filed as exhibit 10.5 to the registration statement.

10. Explain the meaning of any abbreviation or acronym when introduced in the registration statement. We note "NGOs" in the last bullet point on page 4.

Selling Stockholders, page 5

11. Please disclose that you are in default on your obligations under the note as well as the default interest rate that you are currently paying.

The Company will require additional financing to become commercially viable, page 7

12. Please disclose whether you have any commitments or firm plans to raise additional financing.

13. Quantify here and in MD&A on page 31 the amount of additional financing that AFAI will require to complete development of, commercially launch, and market its planned products.

14. We assume that the reference to "a growing concern" rather than to "a going concern" is inadvertent. Please revise here and also the last paragraph under "Liquidity and Capital Resources" on page 31.

The Company's strategic partnerships are new to AFAI, page 8

15. Identify AFAI's agreements with Costa Rican enterprises, and summarize the principal provisions, including duration or term, of the agreements in the business section.

AFAI must secure sources of feedstock and the ability to process feedstock into biodiesel, page 8

16. Indicate whether AFAI has entered into any agreement with a third party to secure feedstock or to process feedstock into biodiesel, and, if so, summarize the principal provisions, including duration or term, of any agreement in the business section.

We currently rely on certain key individuals…, page 11

17. Because this is a generic risk factor and is applicable to most other companies and industries, please revise to explain the particular risk to your company.

Determination of Offering Price, page 15

18. Revise the disclosure to indicate that the selling stockholders will offer their shares at $1.00 per share until the shares are quoted on the OTC Bulletin Board or listed on an exchange and only after that at prevailing market prices or privately negotiated prices.

Dilution, page 15

19. Assuming that this offering is an indirect primary offering, Item 506 of Regulation S-K specifies where common equity securities are being registered and there is substantial disparity between the public offering price and the effective cash cost to directors, officers,

promoters, and affiliated common equity acquired by them in transactions during the past five years and the registrant is not subject to the reporting requirements of section 13(a) of 15(d) of the Exchange Act immediately before filing the registration statement, you must include a comparison of the public contribution under the proposed public offering and the effective cash contribution of those persons. Further, Item 506 of Regulation S-K specifies where common equity securities are being registered by a registrant that has had losses in each of its last three fiscal years and there is a material dilution of the purchasers' equity interest, you must disclose:

- The net tangible book value per share before and after the distribution.

- The amount of the increase in net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered.

- The amount of the immediate dilution from the public offering price which will be absorbed by the purchasers.

Selling Stockholders, page 15

20. Identify the transactions in which the selling stockholders received the securities being registered for resale.

21. Indicate the nature of any position, office, or other material relationship which any selling stockholder has had within the past three years with FPM or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

22. For a selling stockholder that is a legal entity, identify the natural person or persons who exercise voting or investment control or both for the shares of common stock held by the selling stockholder. Refer to Question 140.02 in the Regulation S-K section of our "Compliance and Disclosure Interpretations" available on the Commission's website.

23. If any selling stockholder is a broker-dealer or an affiliate of a broker-dealer, the prospectus should state that the selling stockholder is an underwriter.

24. If any selling stockholder is an affiliate of a broker-dealer, the prospectus should state that the selling stockholder purchased the securities in the ordinary course of business and at the time of the purchase of the securities to be resold had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If the selling stockholder cannot provide these representations, then the prospectus should state that the selling stockholder is an underwriter. Note that broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

25. We note the disclosure in footnote (1) that AFAI is registering 18,000,000 of the 43,333,333 shares of common stock issuable upon conversion of its outstanding 8% convertible notes and have the comments immediately below on these convertible securities.

26. Provide us, with a view toward disclosure in the prospectus, tabular disclosure of the dollar amount of each payment, including the value of any payments to be made in common stock, in connection with the transaction that AFAI has made or may be required to make to the selling stockholder, any affiliate of the selling stockholder, or any person with whom the selling stockholder has a contractual relationship regarding the transaction, including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments. Provide footnote disclosure of the terms of each such payment. Do not include any repayment of principal on the convertible notes in this disclosure.

27. Provide us, with a view toward disclosure in the prospectus, disclosure of the net proceeds to AFAI from the sale of the convertible notes and the total possible payments to the selling stockholder and any of his affiliates in the first year after the sale of the convertible notes.

28. Provide us, with a view toward disclosure in the prospectus, tabular disclosure of:

- The total possible profit the selling stockholder could realize as a result of the conversion discount (in relation to the offer price) for the common stock underlying the convertible notes, presented in a table with the information below disclosed separately.

    o The conversion price per share of the common stock on the date of the sale of the convertible notes, calculated as immediately follows.

        ▪ If the conversion price per share is set at a fixed price, use the price per share established in the convertible notes.

- The total possible shares underlying the convertible notes, assuming no interest payments and complete conversion throughout the term of the notes.

- The total possible common stock shares the selling stockholder may receive and the combined conversion price of the total number of common stock shares underlying the convertible notes, calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling stockholder may receive.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, provide additional tabular disclosure as appropriate.

29. Provide us, with a view toward disclosure in the prospectus, tabular disclosure comparing:

- The number of shares outstanding before the convertible note transactions that are held by persons other than the selling stockholder, affiliates of AFAI, and affiliates of the selling stockholder.

- The number of shares registered for resale by the selling stockholder or affiliates of the selling stockholder that continue to be held by the selling stockholder or affiliates of the selling stockholder.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants, as applicable.

30. Provide tell us, with a view toward disclosure in the prospectus, whether AFAI has the intention and a reasonable basis to believe that it will have the financial ability to make all payments on the underlying securities.

31. Provide us, with a view toward disclosure in the prospectus:

- A materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between AFAI or any of its predecessors and the selling stockholder, any affiliates of the selling stockholder, or any persons or any predecessors of those persons with whom the selling stockholder has a contractual relationship regarding the transaction. The information should include in reasonable detail a complete description of the rights and obligations of the parties in connection with the sale of the shares of common stock being registered.

- Copies of all agreements between AFAI or any of its predecessors and the selling stockholder, any affiliates of the selling stockholder, or any persons or any predecessors of those persons with whom the selling stockholder has a contractual relationship regarding the transaction in connection with the sale of the shares of common stock being registered.

If AFAI's view is that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between, and, or among those parties are included as exhibits to the registration statement, provide us confirmation of AFAI's view.

Plan of Distribution, page 26

32. Disclose the specific requirements of Regulation M applicable to the offering.

Proposed Business, page 19

33. The presentation throughout this section includes principally promotional material that is more appropriately directed to AFAI's potential customers and advertisers than to AFAI's potential investors. For example, "Taking a page out of the Starbucks operational handbook, the Company sees providing farmers with additional benefits (beyond payment for the crops) as a smart business move (as well as an endearing social gesture)" on page 25 and "This feedstock supply and production capacity will make the Company one of the largest operational biodiesel firms in the region" on page 27. Further, the presentation suggests or implies sometimes that AFAI is a fully operational company rather than a development stage company. Please revise this section in its entirety to remove all promotional material and to present information accurately and adequately on AFAI as a development stage company rather than as a fully operational company.

34. Since AFAI has not begun operations and has no manufactured product, clarify the status of each product. For example, indicate whether the product is in the planning stage, whether prototypes exist, the degree to which design has progressed, and whether further engineering is necessary. Provide comparable disclosure of the status of development of any service.

35. Summarize the principal provisions, including duration or term, of the agreements filed as exhibits 10.3, 10.4, and 10.5 to the registration statement.

36. Describe in sufficient detail sources and availability of raw materials. See Item 101(h)(4)(v) of Regulation S-K.

37. Describe any patents, trademarks, licenses, franchises, concessions, or royalty agreements, including duration or term. See Item 101(h)(4)(vii) of Regulation S-K.

38. Disclose the need for any government approval of AFAI's products or services. If government approval is necessary and AFAI has not yet received that approval, discuss the status of the approval within the government approval process. See Item 101(h)(4)(viii) of Regulation S-K.

39. Disclose the effect of existing or probable governmental regulations on AFAI's business. See Item 101(h)(4)(ix) of Regulation S-K.

40. Disclose the amount spent during each of the last two fiscal years on research and development activities and, if applicable, the extent to which the cost of the activities are borne directly by customers. See Item 101(h)(4)(x) of Regulation S-K.

41. Disclose the costs and effects of compliance with environmental laws. See Item 101(h)(4)(xi) of Regulation S-K.

Planned Operations, page 23

42. Although disclosure states that AFAI has established five operational units, only three are identified and described. Identify and describe the other two operational units.

43. There appears to be no reasonable basis for the statement "By imposing efficiencies on every phase of the biofuels cycle, the Company can ensure lower costs." Please delete.

Competition, page 28

44. Describe methods of competition in AFAI's industry. See Item 101(h)(4)(iv) of Regulation S-K.

Properties, page 28

45. File the commercial office lease as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

46. Since AFAI's continued existence is uncertain, the filing must contain appropriate and prominent disclosure of the financial difficulties and viable plans to overcome these difficulties. Additionally, MD&A should include a reasonably detailed discussion of AFAI's

ability or inability to produce sufficient cash to support its operations during the 12 month period after the date of the financial statements.

Liquidity and Capital Resources, page 31

47. Since there is substantial doubt about AFAI's ability to continue as a going concern, expand the disclosure to include a discussion of:

- The rate at which AFAI burned cash in each of the periods presented in the financial statements.

- Costs of planned research and development activities for completing development and commercialization of products and services.

- Any significant changes in the number of employees.

- Other known or estimated material operational costs.

Directors, Executive Officers, Brokers and Control Persons, page 35

48. Describe briefly the business experience during the past five years of Dr. Samuel Stern as required by Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 42

49. If applicable, identify the promoters of AFAI, and disclose AFAI's transactions with its promoters. See Item 404(d) of Regulation S-K.

8% Secured Convertible Notes, page 43

50. Please disclose what, if any, other aspects of the notes were changed in the assignment to Ilan Sarid.

Legal Matters, page 44

51. Include counsel's address as required by paragraph w. of Schedule A of the Securities Act.

Recent Sales of Unregistered Securities, page II-1

52. For the securities issued for services in January 2010, December 2010, April 2011, and September 2011, state the value of the securities issued. <u>See</u> Item 701(c) of Regulation S-K.

53. State briefly the facts relied upon for each transaction disclosed in this section to make the exemption available. <u>See</u> Item 701(d) of Regulation S-K.

<u>Exhibits, page II-2</u>

54. Revise the description of exhibits 10.4 and 10.5 to make clear that each agreement is a memorandum of understanding.

55. We note that AFAI intends to file by amendment some exhibits, including the legal opinion. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement's effectiveness.

56. Please file the convertible note in executed form.

<u>Undertakings, page II-3</u>

57. Include the Rule 430C undertaking as required by Item 512(a)(5)(ii) of Regulation S-K.

<u>Exhibit 10.4</u>

58. File an executed version of the agreement as an exhibit to the registration statement. Further, advise us of the status of the final agreement which was to be negotiated and completed by July 31, 2011. If applicable, file the final agreement as an exhibit to the registration statement.

<u>Exhibit 10.5</u>

59. The caption or heading on the first page of the exhibit reads "Exhibit 10.1" rather than exhibit 10.5. Refile the exhibit with the correct caption or heading.

<u>Financial Statements</u>

<u>General</u>

60. Please monitor your requirement to provide updated financial information. Refer to Rule 8-08 of Regulation S-X.

61. Please provide a currently dated, signed auditors' consent with your next amendment.

Balance Sheet, page F-3

62. Please refer to Rule 8-02 of Regulation S-X and also provide an audited balance sheet as of December 31, 2009. Please include a revised audit opinion that provides audit coverage of this additional required financial statement.

Note 6. Common and Preferred Stock Transactions, page F-10

63. We note you issued 3,030,000 shares of common stock to consultants in April 2011 that you "valued at $15,000, the fair market value of the stock at the time." We also note you issued common stock for cash before, during, and after April 2011 at significantly higher per share prices. In light of the contemporaneous cash transactions, please fully explain to us how you determined the fair market value of the common stock that you issued for services during 2011.

Closing

     As appropriate, please amend your registration statement in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

     Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter at the time of the request acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin W. Stertzel at (202) 551-3723 or Anne M. McConnell at (202) 551-3709 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly at (202) 551-3728 or Craig E. Slivka at (202) 551-3729 if you have any other questions.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: <u>Via Facsimile</u>

Dale S. Bergman, Esq.
Roetzel & Andress
350 East Las Olas Boulevard, Suite 1150
Fort Lauderdale, FL 33301